                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the fiscal year ended December 31, 2003.

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from __________________ to __________________

Commission file number 0-20793

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS AND INVESTMENT
         PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SMITHWAY MOTOR XPRESS CORP.
                               2031 QUAIL AVENUE
                             FORT DODGE, IOWA 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                        Financial Statements and Schedule

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)


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                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                                TABLE OF CONTENTS

                                                                        PAGE

Report of Independent Registered Public Accounting Firm                    1
Statements of Net Assets Available for Plan Benefits                       2
Statements of Changes in Net Assets Available for Plan Benefits            3
Notes to Financial Statements                                              4

SCHEDULE
1        Schedule of Assets Held for Investment Purposes at End of Year    8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:

We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the
Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Our audits of the Plan's financial statements as of and for the years ended December 31, 2003 and 2002 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

June 28, 2004
Des Moines, Iowa

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                                              2003              2002
                                                                           ----------         ---------
Assets:
       Cash                                                                $   41,280           325,731
                                                                           ----------         ---------
       Investments (note 9):
           Investment in registered investment companies                    7,233,890         6,739,050
           Common stock                                                       944,393           406,954
           Loans to participants                                              559,263           521,500
                                                                           ----------         ---------
                                                                            8,737,546         7,667,504
                                                                           ----------         ---------
       Contributions receivable -- employees                                   64,658            79,964
       Other receivables                                                       16,644               207
                                                                           ----------         ---------
                    Total assets                                            8,860,128         8,073,406
Liabilities (note 6)                                                           41,133            16,098
                                                                           ----------         ---------
                    Net assets available for plan benefits (note 2)        $8,818,995         8,057,308
                                                                           ==========         =========

See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2003 and 2002

                                                                             2003              2002
                                                                          ----------        ----------
Additions to net assets attributed to:
         Employer contributions (note 3)                                   $       --             1,850
         Employee contributions and rollovers (note 3)                        842,807         1,085,241
         Net investment gain (loss) (notes 2 and 9)                         1,837,831        (2,032,880)
                                                                           ----------        ----------
                     Total additions (losses)                               2,680,638          (945,789)
                                                                           ----------        ----------
Deductions from net assets attributed to:
         Benefits paid to participants (note 5)                             1,877,333         1,362,817
         Administrative fees                                                   41,618            45,921
                                                                           ----------        ----------
                     Total deductions                                       1,918,951         1,408,738
                                                                           ----------        ----------
                     Net increase (decrease) in net assets available
                        for plan benefits                                     761,687        (2,354,527)
Net assets available for plan benefits:
         Beginning of year                                                  8,057,308        10,411,835
                                                                           ----------        ----------
         End of year                                                       $8,818,995         8,057,308
                                                                           ==========        ==========

See accompanying notes to financial statements

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      PLAN INFORMATION AND BASIS OF PRESENTATION

                  The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service and attaining twenty-one years of age. Participants should refer to the Plan agreement for more complete information.

         (b)      INVESTMENTS

                  Investments, other than loans, are reported at fair value as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

                  Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

         (c)      ADMINISTRATIVE FEES

                  Certain administrative fees are paid by the Company.

         (d)      INCOME TAXES

                  The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

         (e)      USE OF ESTIMATES

                  The Plan Administrator has made a number of estimates and assumptions relating to

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


                  the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)      NET ASSETS AVAILABLE FOR PLAN BENEFITS

         The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.

(3)      CONTRIBUTIONS

         Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Forfeitures, if any, are used to reduce future employer contributions.

         Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement. Effective January 1, 2003, there will be no maximum percentage applied to such deferrals and contributions will only be limited to certain IRS limitations.

(4)      PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

         Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

(5)      BENEFITS

         Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(6)      LIABILITIES

         Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

(7)      PLAN TERMINATION

         Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

(8)      PARTY-IN-INTEREST TRANSACTIONS

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. UMB Bank, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. A participant who acquires a participant loan is a party-in-interest. However, such transactions are exempt and are not prohibited by ERISA.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(9)      INVESTMENTS
         The fair values of the investments of the Plan at December 31, 2003 and 2002 were as follows:

                                                       2003           2002
                                                    ----------     ---------
         Fidelity Magellan Fund                     $2,278,481     2,113,756
         Capital Preservation Fund                     929,098     1,066,795
         Strong Government Securities                  850,278     1,043,428
         Smithway Motor Xpress Corp. common stock *    944,393       406,954
         Fidelity Equity Growth Fund                    65,253        25,449
         MFS Total Return Fund                       1,395,825     1,327,972
         MFS Mid Cap Growth Fund                     1,477,985     1,015,578
         UMB Scout Worldwide Fund *                     12,810         5,929
         UMB Scout Equity Index Fund *                  43,301        41,773
         Washington Mutual Investors Fund              180,859        98,370
         Participant Loans *                           559,263       521,500
                                                    ----------     ---------
                                                    $8,737,546     7,667,504
                                                    ==========     =========


         Included in net investment gain (loss) for the years ended December 31, 2003 and 2002 is appreciation (depreciation) of investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income as follows:


                                                       2003           2002
                                                    ----------     ---------
         Registered investment companies            $1,242,711    (1,478,276)
         Common stock *                                567,130      (594,065)
         Participant loans *                            27,990        39,461
                                                    ----------     ---------
                                                    $1,837,831    (2,032,880)
                                                    ==========    ==========

         * Party-in-interest


(10)     PARTICIPANT LOANS

         Participants are allowed to borrow from the vested portion of their account. The minimum loan is $1,000. The maximum loan is the lesser of 50% of the participant's vested account balance or $50,000.

                                                                      SCHEDULE 1

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
         Schedules of Assets Held for Investment Purposes at End of Year
                                December 31, 2003

                                                            2003
                                              ---------------------------------
                                                                       FAIR
                DESCRIPTION                       COST                 VALUE
--------------------------------------------  -----------           -----------
Fidelity Magellan Fund                        $ 2,147,893           2,278,481
Capital Preservation Fund                         929,098             929,098
Strong Government Securities                      848,661             850,278
Smithway Motor Xpress Corp. common stock *        457,066             944,393
Fidelity Equity Growth Fund                        57,051              65,253
MFS Total Return Fund                           1,317,368           1,395,825
MFS Mid Cap Growth Fund                         1,741,858           1,477,985
UMB Scout Worldwide Fund *                         11,085              12,810
UMB Scout Equity Index Fund *                      38,816              43,301
Washington Mutual Investors Fund                  163,520             180,859
                                              -----------         -----------
                                                7,712,416           8,178,283

Loans to participants * (with interest
    rates from 4.25% to 10.5% and
    various maturity dates)                       559,263             559,263
                                              -----------         -----------
                                              $ 8,271,679           8,737,546
                                              ===========         ===========

*Party-in-interest

See accompanying report of independence registered public accounting firm.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SMITHWAY MOTOR XPRESS, INC. 401(k)
                                          RETIREMENT SAVINGS AND INVESTMENT PLAN


Date:  July 7, 2004                       By: /s/ Tom Nelson
                                              ----------------------------------
                                              Tom Nelson, Administrator

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                                  EXHIBIT INDEX


Exhibit
Number
------

   23                          Consent of KPMG LLP, certified public accountants


























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